WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: (604) 781-4192
Coquitlam, BC V3J 2L7	Facsimile: (604) 939-1292
www.westernwindenergy.com

NEWS RELEASE

April 8, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 15,887,083

INTERCONNECTION APPLICATION ACCEPTED BY
CALIFORNIA ISO FOR 120 MW TEHACHAPI PROJECT

Western Wind Energy Corporation is pleased to announce that Windstar I Project’s request to the California Independent System Operator (ISO) for generator interconnection to the ISO electrical grid has been accepted. The Project’s position in the ISO queue was confirmed as of March 24, 2005. This action establishes the Project’s ability to access transmission. The Project’s final configuration will be determined by impact and facility studies which were initiated by the ISO’s acceptance of the interconnection request.

The Windstar I Project, which will be located in California’s Tehachapi Pass Wind Park, was formed to furnish Southern California Edison with wind powered electrical generation. On March 8, 2005, the Company announced the execution of a formal 20-year power purchase agreement with Southern California Edison Company for up to 120 megawatts of wind generation.

Since 1998, the ISO, a non profit public benefit corporation, has been the impartial operator of California’s wholesale power grid-maintaining reliability and directing the electron traffic on the transmission super highway that connects energy suppliers with the utilities that serve 30 million Californians.

Jeff Ciachurski, President of Western Wind Energy Corporation, commented “I am very pleased with Western Wind’s progress in California. The execution of the Southern California Edison Agreement and the acceptance of our interconnection request by the ISO are significant milestones.“

The Company has executed 155 megawatts of power purchase agreements with three (3) utilities having an aggregate value of $760 million over a twenty-year period.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operation of a utility scale wind park in California that has been in business since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS “Jeffrey J. Ciachurski” Jeffrey J. Ciachurski President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.